Brian R. Buckham
Senior Vice President and Chief Financial Officer
IDACORP, Inc.
Idaho Power Company
1221 W. Idaho Street
Boise, Idaho 83702-5627
September 16, 2022
VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael Purcell
Ms. Karina Dorin
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IDACORP, Inc. Idaho Power Company
Form 10-K for Fiscal Year Ended December 31, 2021 (“2021 Form 10-K”)
Filed February 17, 2022
File No. 001-14465

Dear Mr. Purcell and Ms. Dorin:

We refer to the comment letter, dated September 6, 2022, from the staff (the “Staff”) of the Division of Corporation Finance, Office of Energy & Transportation of the U.S. Securities and Exchange Commission (the “Commission,” or “SEC”) concerning the IDACORP, Inc. (“IDACORP”) and Idaho Power Company (“Idaho Power,” together with IDACORP, the “Company”) filing referenced above, as well as the Company’s response, dated August 25, 2022, to the Staff’s comment letter, dated August 12, 2022. We have set forth below the text of the Staff's comments in full, followed by the Company's response to the Staff's comment.

Response dated August 25, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1. We note your response to prior comment 2 and reissue in part. Clarify for us how you considered providing disclosure that specifically identifies any material past capital expenditures for climate-related projects. Provide us with quantitative information for each of the years covered by your Form 10-K.

RESPONSE: For purposes of providing its disclosure of past capital expenditures in the 2021 Form 10-K, the Company considered whether there were any known material trends or information that would be necessary to augment or complement its disclosures of projected capital expenditures, so as to enable a reasonable investor to understand the Company's financial condition, cash flows, changes in financial condition, and ability to generate and obtain adequate amounts of funding to meet its requirements. During each calendar year, the Company performs budget recasts, which analyze actual capital expenditures relative to budgeted amounts at a project level and provides management with insight into any notable deviations or changes in circumstances. During this consideration, the Company did not identify any such material trends or information for which disclosure would be necessary, aside from disclosing the amount of total capital expenditures for each period covered in the 2021 Form 10-K.

While certain capital expenditures incurred for environmental compliance, hydroelectric project relicensing, environmental stewardship, power reliability, and future resource sufficiency may relate in part to climate change, addressing climate change is not considered the sole, or even primary, purpose of the expenditures. As such, the Company does not consider these capital expenditures to be “climate-related” and, as of the date of this letter, the Company does not believe it could feasibly apply a methodology that would be accurate or meaningful to investors to quantify a specific climate-related component of these capital expenditures. For example, the Company does track the incremental capital expenditures related to its wildfire mitigation plan that are meant to mitigate the expected increased risks posed by potential wildfires in its service area, which may be considered in part climate-related, though the Company is unable to accurately quantify what portion of vegetation management, public safety power shutoff program implementation, alternative operating procedures, and other capital and operating and maintenance expenditures for elements of wildfire mitigation are climate-related. As noted in the Company’s August 25, 2022 letter in its response to Staff’s prior comment 2, the Company discloses in its 2021 Form 10-K that Idaho Power expects to spend roughly $35 million in incremental wildfire mitigation system-hardening capital expenditures over a five-year period. Idaho Power spent approximately $5 million in 2021, $2 million in 2020, and $0 in 2019, of incremental capital expenditures related to the wildfire mitigation plan. Similarly, hydroelectric project relicensing costs involve expenditures for items such as fisheries research, water quality monitoring, environmental assessments, and in-river infrastructure projects, and the Company is unable to determine what, if any, portion of the expenditures for those projects are climate-related. Further, sizeable resource additions are driven by the Company’s regulatory-mandated Integrated Resource Plan (“IRP”), which analyzes resources on a least-cost, least-risk basis, as opposed to mandating that the Company procure renewable resources to comply with a renewable energy standard mandate. The Company does not therefore consider those resource additions to be solely, or even primarily, climate-related, despite the Company’s most recent IRP identifying only a coal-to-gas conversion and clean energy resources in its future resource procurement.

As noted in the Company’s August 25, 2022 letter in its response to Staff’s prior comment 2, if the Company’s expenditures specific to climate change-related initiatives become material in future periods, the Company will disclose additional detail regarding such expenditures and, if quantifiable, provide the amounts spent, or anticipated to be spent, or allocated to such projects, particularly if and when such amounts ultimately deviate materially from the estimated future capital expenditure obligations disclosed in the Company’s filings.

2. Your response to prior comment 3 states that you have not experienced reputational risks associated with operations that produce GHG emissions. Please expand your disclosure to discuss the potential adverse consequences to your reputation resulting from your operations that produce greenhouse gas emissions.

RESPONSE: As noted in the Company’s August 25, 2022 letter in its response to Staff’s prior comment 3, the Company has disclosed the risks associated with changing stakeholder expectations with respect to greenhouse gas (“GHG”) emissions in its 2021 Form 10-K, Part I, Item IA - Risk Factors, on page 32. The Company’s response further notes that, to date, the reputational risks associated with operations that produce GHG emissions have not caused material consequences to the Company and the risks remain as described in the 2021 Form 10-K. Notably, the largest source of Idaho Power’s power supply portfolio is hydroelectric power, and Idaho Power purchases a considerable quantity of renewable energy from third-party solar, wind, and other clean or renewable resources. As set forth in Idaho Power’s 2021 ESG Report, coal-fired generation comprised only 16.7% of Idaho Power’s total energy mix in 2021. This existing relatively clean power supply portfolio, combined with the Company’s clean energy goals and the clean resource additions contemplated by the Company’s most recent IRP, reduce the reputational risk associated with Idaho Power’s operations.

However, acknowledging Staff’s current comment regarding expanding the Company’s disclosure to discuss the potential adverse consequences to the Company’s reputation resulting from its operations that produce GHG emissions, the Company will include an additional risk factor in the Form 10-K, Part I, Item IA - Risk Factors for the fiscal year ended December 31, 2022, in substantially the following form (with information current as of the date of filing):

Stakeholder actions and increased regulatory activity related to environmental, social, and governance (ESG) matters, particularly global climate change and reducing greenhouse gas (GHG) emissions, could negatively impact IDACORP and Idaho Power. The power and gas utility industry is facing increasing stakeholder scrutiny related to ESG matters. Recently, Idaho Power has seen a rise in certain stakeholders, such as investors, customers, employees, and lenders, placing increasing importance on the impact and social cost associated with climate change. GHG emissions, including, most significantly CO2, could be further restricted in the future in response to additional state and federal regulatory requirements, increased scrutiny and changing stakeholder expectations with respect to environmental and climate change programs, judicial decisions, and international accords. If new emissions reduction rules were to become effective, they could result in significant additional compliance costs that would affect Idaho Power's future financial position, results of operations, and cash flows if such costs are not timely recovered through regulated rates. Moreover, the possibility exists that stricter laws, regulations, or enforcement policies could significantly increase compliance costs and the cost of any remediation that may become necessary. In addition, the increasing focus on climate change and stricter regulatory and legal requirements may result in Idaho Power facing adverse reputational risks associated with certain of its operations producing GHG emissions. If Idaho Power is unable to satisfy the increasing climate-related expectations of certain stakeholders, IDACORP and Idaho Power may suffer reputational harm, which may cause IDACORP’s stock price to decrease or cause certain investors and financial institutions not to purchase the companies’ debt securities or otherwise provide the companies with capital or credit on favorable terms, which may cause IDACORP’s and Idaho Power’s cost of capital to increase.

3. We note your response to prior comment 4 and reissue in part. Please tell us whether changes to the cost of insurance are expected for periods subsequent to the periods included in your Form 10-K.

RESPONSE: Although it is difficult to accurately forecast insurance premiums beyond the upcoming policy year, and the insurance market can be dynamic based on prior losses from participating companies, future anticipated risks, and other factors, based on discussions with the Company’s insurance providers and broker during the 2022 policy renewal process, as of the date of this letter, Idaho Power does not expect material changes to the cost of its insurance portfolio in 2022 or 2023. To the extent that in the future there are any weather-related or other potential climate change-related impacts on the cost or availability of insurance that are (or are reasonably likely to be) material to the Company’s business, financial condition, or results of operations, whether actual or expected in the future as a known material trend, the Company will provide appropriate disclosure regarding such consequences, in accordance with applicable disclosure requirements.

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If you have any questions or comments concerning the foregoing response, please feel free to contact me at (208) 388-2390.
Very truly yours,

/s/ Brian R. Buckham

Brian R. Buckham
Senior Vice President and Chief Financial Officer

cc:
Lisa A. Grow, President and Chief Executive Officer
Patrick A. Harrington, Esq., Vice President, General Counsel and Corporate Secretary
Cheryl W. Thompson, Esq., Lead Counsel and Deputy Corporate Secretary
IDACORP, Inc. and Idaho Power Company

Audit Committee of the Board of Directors
IDACORP, Inc. and Idaho Power Company